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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-21168

                           NOTIFICATION OF LATE FILING

(Check One): {_} Form 10-K    {_} Form 11-K    {_} Form 20-F
             {X} Form 10-Q    {_} Form N-SAR

              for Period Ended: June 30, 2001

{_}  Transition Report on Form  10-K       {_}  Transition Report on Form 10-Q
{_}  Transition Report on Form 20-F        {_}  Transition Report on Form N-SAR
{_}  Transition Report on Form 11-K

For the Transition Period Ended: ----------------------------------------
Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I

                             REGISTRANT INFORMATION

 Chromatics Color Sciences International, Inc.
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 Full Name of Registrant

      n/a
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 Former Name if Applicable

 5 East 80th Street
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 Address of Principal Executive Office (Street and Number)

 New York, NY  10021
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 City, State and Zip Code

                                     PART II

                           RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)    [   ] The  reasons described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) [ X ] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    [   ] The accountant's  statement  or other  exhibit  required  by Rule
       12b-25(c) has been attached if applicable.

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                                    PART III

                                    NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Due to the reduction in staff and downsizing at the Company, the Company was not able to complete the necessary financial statements and other disclosures for the accountants in order to complete the 10Q filing by August 15, 2001.


                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Darby S. Macfarlane                   (212)      717-6544
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(Name)                             (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). {X} Yes {_} No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? {X} Yes {_} No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates a significant reduction in net loss due to the significant cost reductions taken by the Company in 2001.


                 Chromatics Color Sciences International, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2001                       /s/Darby S. Macfarlane
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                                            Name:  Darby S. Macfarlane
                                            Title: Chairperson of the Board